================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              __________________

                                   FORM 11-K
                              __________________


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                      OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number  1-12385

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                 401(k) Investment Plan for Salaried Employees

                             4101 Washington Avenue
                          Newport News, Virginia 23607

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                         Newport News, Virginia 23607

================================================================================

Newport News Shipbuilding Inc. 401(k) Investment
Plan for Salaried Employees

Financial Statements
As of December 31, 1999 and 1998
Together With Report of Independent Public Accountants

                    Report of Independent Public Accountants

To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, and schedule of reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                ARTHUR ANDERSEN LLP

Vienna, VA
June 20, 2000

                Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees

                               Table of Contents

                                                                            Page
Statements of Net Assets Available for Benefits
 As of December 31, 1999 and 1998                                             1

Statement of Changes in Net Assets Available for Benefits
 For the Year Ended December 31, 1999                                         2

Notes to Financial Statements
 As of December 31, 1999 and 1998                                             3

Schedule of Assets Held for Investment Purposes
 As of December 31, 1999                                                      7

Schedule of Reportable Transactions
 For the Year Ended December 31, 1999                                         8

Schedules Omitted As Not Applicable
 As of and for the Year Ended December 31, 1999:

 Schedule of Loans or Fixed Income Obligations
 Schedule of Leases in Default or Classified as Uncollectible
 Schedule of Nonexempt Transactions

                Newport News Shipbuilding Inc. 401(k) Investment

                          Plan for Salaried Employees

                Statements of Net Assets Available for Benefits
                        As of December 31, 1999 and 1998

                                                      1999           1998
                                                  ------------   ------------
Assets:
  Cash                                            $    345,358   $    104,150
  Investments, at fair market value-               743,922,837    682,261,139

  Receivables:
     Employer's contributions                        1,173,873      1,165,010
     Participants' contributions                       967,297        963,246
                                                  ------------   ------------
          Total Receivables                          2,141,170      2,128,256
                                                  ------------   ------------
          Total assets                             746,409,365    684,493,545
                                                  ============   ============

                                                  ------------   ------------
Net assets available for benefits                 $746,409,365   $684,493,545
                                                  ============   ============

       The accompanying notes are an integral part of these statements.

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees

           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 1999

Additions to net assets attributed to:
    Investment income-
       Net appreciation in fair value of investments                $ 63,561,101
       Interest                                                        6,239,492
       Dividends                                                      13,873,744
    Contributions-
       Employer's                                                     30,173,915
       Participants'                                                  24,237,327
    Other additions                                                    2,985,653
                                                                    ------------
          Total additions                                            141,071,232

Deductions from net assets attributed to:
    Benefits paid to participants                                     62,859,489
    Conversion out                                                    16,257,396
    Administrative expenses                                               38,527
                                                                    ------------
          Total deductions                                            79,155,412
                                                                    ------------
          Net increase                                                61,915,820
Net assets available for benefits:
Beginning of year                                                    684,493,545
                                                                    ------------
End of year                                                         $746,409,365
                                                                    ============

         The accompanying notes are an integral part of this statement.

                Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees

                         Notes to Financial Statements
                        As of December 31, 1999 and 1998

1.   Description of the Plan:

General

The Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") was adopted by Newport News Shipbuilding Inc. (the "Company" or "NNS"), effective December 16, 1996. This Plan was established as a result of the Company being spun-off from its former parent, Tenneco Inc. ("Tenneco") on December 11, 1996 (the "Spin-Off"). Prior to the Spin-Off, the Company's salaried employees were participants in the Tenneco Thrift Plan (the "Former Plan").

The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Merrill Lynch (the "Trustee") have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

Eligibility and Contributions

All salaried employees are eligible to participate in the Plan as of the first day of any payroll period after applying for Plan participation. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Service, through equal pay period deductions. Participant contributions can range from 1 percent to 12 percent of annual compensation. The Company will provide a matching contribution equal to 50 percent of participant contributions, capped at 8 percent of participant contributions. Company matching contributions are made in the form of the Company's stock. All Plan participants, regardless of whether they make a contribution, also receive a Company stock grant equal to 3 percent of the employee's base pay, each pay period.

Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the plan document.

Vesting

Participants hired after December 11, 1996, must have completed two years of Company service to be vested in Company matching contributions. Forfeited contributions are applied to reduce future Company matching contributions. Participants hired prior to December 11, 1996, are fully vested in Company matching contributions. All participants are fully vested in the 3 percent stock grant and all other funds in their accounts.

Payment of Benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $5,000 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 70.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions in 1 percent increments in any of the nine investment funds that are selected by the Committee.

Loans to Participants

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rate at December 31, 1999 was 9.5 percent.

2.   Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

New Accounting Pronouncements

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose certain information regarding participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

3.   Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1999 and 1998, are as follows:

                                                                1999           1998
                                                            ------------   ------------
          Money Market Fund                                 $191,488,052   $199,821,215
          NNS Fidelity Growth Company Fund                   137,622,027     85,861,118
          Newport News Shipbuilding Inc. Common Stock        121,432,934     92,539,126
          Putnam New Opportunities Fund                       89,836,356     60,498,095
          Equity Index Fund                                   76,564,935     69,136,422

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $63,561,101 as follows:

               Mutual Funds                  $ 98,132,752
               Common Stock                   (51,359,143)
               Collective Funds                16,787,492
                                             ------------
                                             $ 63,561,101
                                             ============

4.   Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment as of December 31, 1999 and 1998, is as follows:

                                                                1999           1998
                                                            ------------   -----------
          Net Assets:
          Newport News Shipbuilding Inc. Common Stock       $121,432,934   $92,539,126

                                                                     1999
                                                                 ------------
          Change in Net Assets:
               Net Appreciation                                  $(15,471,895)
               Interest                                               187,519
               Contributions                                       26,843,621
               Other additions                                        175,187
          Benefits paid to participants                            (5,837,028)
          Conversion out                                           (2,398,172)
          Administrative expenses                                      (7,275)
          Interfund transfers                                      25,401,851
                                                                 ------------
                                                                 $ 28,893,808
                                                                 ============

5.   Tax Status:

The Plan obtained its most recent determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan's administrator and the legal counsel of the Company believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Plan Termination:

The Company does not plan to terminate the Plan, however it has the right to do so at any time by action of the Board. Should the Company decide to terminate the Plan, all participants would become fully vested in their account balances.

7.   Related Party Transactions:

Since the Company's common stock is an investment option, investments in this common stock represent related party transactions. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as related-party transactions.

8.   Asset Transfer:

In March 1999, the Company announced the formation of a worldwide business partnership (AMSEC LLC) with Science Applications International Corp. ("SAIC"). The partnership employs former employees of the Company. In September 1999, 267 participants of the Company's Plan transferred account balances of $16,257,396 to the AMSEC Employees 401(k) Profit Sharing Plan.

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees

                Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999

                                                                                             Current
               Identity of Issue                   Asset Description       Cost               Value
---------------------------------------------     -------------------   ----------        ------------
U.S. Bond Index Fund*                             Collective Fund                         $  9,615,138
Equity Index Fund*                                Collective Fund                           76,564,935
LifePath 2000*                                    Collective Fund                            1,772,188
LifePath 2010*                                    Collective Fund                            4,016,767
LifePath 2020*                                    Collective Fund                            5,165,021
LifePath 2030*                                    Collective Fund                            3,871,396
LifePath 2040*                                    Collective Fund                            7,779,940
Money Market Fund*                                Collective Fund                          191,488,052
Uniqmoedc Money Market Fund                       Collective Fund                            4,045,642
Putnam New Opportunities Fund                     Mutual Fund Shares                        89,836,356
Templeton Foreign Fund                            Mutual Fund Shares                        14,696,890
NNS Fidelity Growth Company Fund                  Mutual Fund Shares                       137,622,027
NNS INVESCO Value Trust Total Return Fund         Mutual Fund Shares                         9,467,785
Newport News Shipbuilding Inc.
  Common Stock* **                                Common Stock Shares   121,284,881        121,432,934
El Paso Natural Gas Company                                                                 11,688,072
  Common Stock                                    Common Stock Shares
PACTIV Corporation Common Stock                   Common Stock Shares                       17,666,485
Tenneco Automotive Inc. Common Stock              Common Stock Shares                        4,090,919
Participant Loans (interest rates varied from
  6.17% to 9.89% during 1999)*                    Participant Loans                         33,102,290
                                                                                          ------------
Total assets held for investment purposes                                                 $743,922,837
                                                                                          ============

*   Represents a party-in-interest

**  Represents non-participant directed investment fund

                Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees

                      Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999

     Number          Number                                            Total           Total         Cost of
  of Purchase       of Sales                                         Amount of       Amount of       Assets         Gain
 Transactions     Transactions             Description             Purchases (a)     Sales (b)        Sold         (Loss)
---------------  --------------- ------------------------------   ---------------  --------------  -----------   -----------
     404               599       Newport News Shipbuilding Inc.     $107,802,234    $63,135,111    $54,157,416   $8,977,695
                                 Common Stock* **

Note: This schedule presents all transactions or series of transactions of the same issue during the period January 1, 1999 through December 31, 1999, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year for non-participant directed investment funds.

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

*   Represents a party-in-interest

**  Represents non-participant directed investment fund

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      NEWPORT NEWS SHIPBUILDING INC.
                                      401(k) INVESTMENT PLAN FOR
                                      SALARIED EMPLOYEES



Date:_____________________________    By:     /s/ Robert H. Walker
                                          -----------------------------------
                                               Manager, Employee Benefits
                                              Newport News Shipbuilding Inc.


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statement on Form S-8, File No. 333-30890.

                                                ARTHUR ANDERSEN LLP

Vienna, VA
June 29, 2000